Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2021 Annual and Special Meeting of Shareholders

•	New corporate presentation and management webcast available for replay on website

CALGARY, June 16, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that at its annual and special meeting of shareholders held on June 16, 2021, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2021 Annual and Special Meeting and Management Proxy Circular dated April 30, 2021 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following six nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
John Brydson	23,921,838	96.20%	946,114	3.80%
Raymond D. Crossley	15,880,655	63.86%	8,987,297	36.14%
Michael J. Faust	24,050,803	96.71%	817,149	3.29%
Edward H. Kernaghan	19,554,662	78.63%	5,313,290	21.37%
Stephen Loukas	24,283,313	97.65%	584,639	2.35%
Gordon Ritchie	24,225,697	97.42%	642,255	2.58%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,966,127	72.25%	6,901,825	27.75%

NEW CORPORATE PRESENTATION AND WEBCAST

Today, Obsidian Energy’s management team held a webcast presentation live on the Internet (the “Presentation”) for investors, shareholders and stakeholders to discuss the Company’s strategy, assets, value and plans for the future.

The updated corporate presentation has been posted to our website, and the full webcast Presentation is available for replay either through our website or directly at the webcast portal.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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